SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at July 26, 2005

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 26, 2005

* Print the name and title of the signing officer under his signature
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Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.continentalminerals.com	China NetTV Holdings Inc. World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641-1366 Fax 604 641-1377 www.ctvh-holdings.com

DISCOVERY OF A MAJOR NEW COPPER-GOLD DEPOSIT INDICATED
AT XIETONGMEN PROPERTY, CHINA

July 26, 2005, Vancouver, BC - Ronald W. Thiessen, President and CEO of Continental Minerals Corporation (TSX Venture-KMK; OTC.BB-KMKCF) and Anthony Garson, President and CEO of China NetTV Holdings Inc. (OTCBB: CTVH) are pleased to announce that ongoing core drilling continues to intersect long intervals of high-grade copper and gold mineralization at the Xietongmen project, located 240 kilometres southwest of Lhasa in Tibet, People's Republic of China. Assay results to date show strong continuity of mineralization and correlation between copper and gold values. The discovery of a major new porphyry copper-gold deposit is indicated. Six drill rigs are on site with the goal to systematically delineate the deposit which is open to expansion in all lateral directions.

The Xietongmen property hosts porphyry-like copper and gold mineralization within a four kilometre long alteration zone that was initially probed by China NetTV in 2004 with two historical drill holes spaced approximately 250 metres apart. These two holes returned long intersections of excellent copper and gold grades. Through a venture with China NetTV, Continental can earn a 60% interest in the Xietongmen property by making payments and project expenditures of US$10 million prior to November 9, 2007. Continental is the operator of the exploration programs on the property and has commenced a grid drilling program to delineate the copper-gold mineralization.

New results from drill holes numbered 5007 and 5009 through 5014 are reported below. For ease of reference, initial results released on July 13, 2005 (holes 5001 through 5006 and 5008, and historic holes ZK301 and ZK701) are also reported again. A Property Location Map, Drill Hole Plan and Cross Sections are posted on the Company's website at www.continentalminerals.com.

XIETONGMEN ASSAY TABLE

Drill Hole		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu1%	Au1 g/t	CuEQ[2] %	AuEQ[2] g/t
5001		15.8	277.6	261.8	859	0.41	0.60	0.76	1.30
5001	Incl.	44.6	70.0	25.4	84	0.74	0.81	1.21	2.08
5002		8.6	259.9	251.3	824	0.55	0.82	1.03	1.76
5002	Incl.	44.5	77.2	32.7	107	0.96	0.77	1.41	2.42
5003		2.5	226.1	223.6	734	0.37	1.05	0.98	1.68
5003	Incl.	99.1	123.2	24.1	79	0.92	2.45	2.35	4.03
5004		46.5	294.0	247.5	812	0.57	0.67	0.96	1.65
5004	Incl.	46.5	188.0	141.5	464	0.70	0.77	1.15	1.97
5005		20.4	200.0	179.6	589	0.36	0.53	0.67	1.15
5005	Incl.	20.4	122.5	102.1	335	0.43	0.63	0.80	1.37
5006		18.7	242.7	224.0	735	0.49	0.76	0.93	1.60
5006	Incl.	18.7	121.6	102.9	338	0.71	0.99	1.29	2.21
5007		41.2	97.0	55.8	183	0.88	0.29	1.05	1.80
5007		151.0	195.0	44.0	144	0.22	0.70	0.63	1.08
5008		17.0	306.0	289.0	948	0.63	1.07	1.25	2.15
5008	Incl.	40.2	70.0	29.8	98	1.05	0.89	1.57	2.69
5008	Incl.	155.0	181.3	26.3	86	0.98	1.67	1.95	3.35
5009		82.0	137.5	55.5	182	0.42	0.47	0.69	1.19
5010		36.7	122.0	85.3	280	0.63	0.50	0.92	1.58
5010	Incl.	41.0	88.2	47.2	155	0.81	0.55	1.13	1.94
5010	and	41.0	63.0	22.0	72	1.08	0.69	1.48	2.54
5011		45.3	301.9	256.6	842	0.66	0.89	1.18	2.02
5011	Incl.	45.3	184.0	138.7	455	0.80	0.94	1.35	2.31
5011	Incl.	254.0	300.0	46.0	151	0.70	1.04	1.31	2.24
5012		24.0	332.5	308.5	1012	0.87	1.25	1.60	2.74
5012	Incl.	24.0	106.0	82.0	269	1.36	0.83	1.84	3.16
5012	and	24.0	61.0	37.0	121	2.15	0.62	2.51	4.31
5012	Incl.	119.1	332.5	213.4	700	0.72	1.44	1.56	2.67
5013		42.0	349.4	307.4	1009	0.64	0.76	1.08	1.86
5013	Incl.	66.0	176.0	110.0	361	0.83	0.89	1.35	2.31
5014		76.0	304.0	228.0	748	0.51	0.84	1.00	1.71
5014	Incl.	76.0	112.0	36.0	118	0.74	0.91	1.27	2.18
5014	Incl.	171.0	211.0	40.0	131	0.59	0.94	1.14	1.95
ZK0301		34.6	269.2	234.6	770	0.47	0.58	0.81	1.39
ZK0301	Incl.	64.7	180.3	115.6	379	0.57	0.68	0.97	1.66
ZK0701		25.4	231.9	206.5	677	0.66	1.43	1.49	2.56
ZK0701	Incl.	25.4	118.1	92.7	304	0.97	1.96	2.11	3.62

1Copper capped at 5%, gold capped at 10 g/t for all calculations.
2Copper and gold equivalent calculations use metal prices of US$1.00/lb for copper and US$400/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 12.86/22.046)
AuEQ = (Cu % x 22.046/12.86) + Au g/t

As part of its commitment to responsible mineral development, the Continental/China NetTV venture has initiated a community engagement program on behalf of the venture. Even at this early stage, the project has been able to provide some employment opportunities. In addition, project staff has met with teachers at a community school to discuss what resources might be needed. School buildings are in good condition and there are library materials and teaching supplies, but since it is necessary for many of the children to board at the school, there is a need for additional furniture and bedding to make eating areas and dormitories more comfortable and functional, and the project has been able to assist in the acquisition of some of these resources.

The long term goal of this active engagement is to ensure that project activities provide direct, tangible benefits for local residents and communities. Hence, active dialogue with the local residents in the Tibetan villages and the various authorities in the region will be ongoing in order that the project proceeds in a manner that respects local socio-economic priorities and incorporates a high standard of environmental management.

Infrastructure for the project site includes a paved highway and a hydroelectric transmission line that pass near to the southern boundary of the property. The highway provides access to the city of Xigaze (population 130,000), approximately 53 kilometres to the east, where fuel, food, lodging and office facilities are available. Other supplies, heavy equipment, equipment operators and vehicles are readily obtainable in Lhasa.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") on behalf of Continental Minerals Corporation. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

For further information

Continental Minerals Corporation Tel: 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com	China NetTV Holdings Inc. Tel: 604 641∙1366 www.ctvh-holdings.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For more information on China NetTV Holdings Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.